Filed pursuant to Rule 424(b)(3)
File No. 333-277773

PROSPECTUS SUPPLEMENT (To Prospectus dated May 29, 2024)	February 14, 2025

OFS Credit Company, Inc.
$150,000,000
Common Stock
This prospectus supplement supplements the prospectus dated May 29, 2024, as amended and supplemented to date (the “Prospectus”), which relate to the sale of shares of common stock of OFS Credit Company, Inc. in an “at the market offering” pursuant to an equity distribution agreement, dated January 24, 2020, as amended by Amendment No. 1 thereto, dated March 16, 2021, Amendment No. 2 thereto, dated April 22, 2021, Amendment No. 3 thereto, dated June 8, 2021, Amendment No. 4 thereto, dated December 7, 2021, Amendment No. 5 thereto, dated August 15, 2023 and Amendment No. 6 thereto, dated June 12, 2024, with Lucid Capital Markets LLC and Ladenburg Thalmann & Co. Inc. (the “Equity Distribution Agreement”). The disclosure in this prospectus supplement supersedes disclosure elsewhere in the Prospectus to the extent such disclosure is inconsistent with the disclosure herein.
You should carefully read the entire Prospectus before investing in our common stock. You should also review the information set forth under the “Risk Factors” section beginning on page 22 of the Base Prospectus.
The terms “OFS Credit,” the “Company,” “we,” “us” and “our” generally refer to OFS Credit Company, Inc.
PRIOR SALES PURSUANT TO THE “AT THE MARKET” OFFERING
From January 24, 2020 to February 13, 2025, we sold a total of 14,809,796 shares of common stock at a weighted average price of $8.80 per share under the Equity Distribution Agreement (the “At-the-Market Offering”). The net proceeds as a result of these sales of common stock were approximately $128.8 million after deducting commissions and fees.
Pursuant to Amendment No. 2 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market Offering was increased to up to $50.0 million. Pursuant to Amendment No. 4 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $70.0 million. Pursuant to Amendment No. 5 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $130.0 million. Pursuant to Amendment No. 6 to the Equity Distribution Agreement, the aggregate offering price of the At-the-Market offering was increased to up to $150.0 million (which amount includes all of the shares previously sold pursuant to the Equity Distribution Agreement to date).

RECENT DEVELOPMENTS

January 2025 Financial Update
On February 14, 2025, we announced that management’s unaudited estimate of the range of our net asset value (“NAV”) per share of our common stock as of January 31, 2025 is between $6.95 and $7.05. This estimate is not a comprehensive statement of our financial condition or results for the month ended January 31, 2025. This estimate did not undergo the Company’s typical quarter-end financial closing procedures. We advise you that the final determination of our NAV per share as of January 31, 2025, which will be reported in our monthly report on Form N-PORT, may differ from this estimate.
Our financial condition, including the fair value of our portfolio investments, and results of operations may be materially impacted after January 31, 2025 by circumstances and events that are not yet known. To the extent our portfolio investments are adversely impacted by interest rate and inflation rate changes, the ongoing war between Russia and Ukraine, the agenda of the new U.S. Presidential administration, including the potential impact of tariff enactment and tax reductions, instability in the U.S. and international banking systems, the risk of recession or a shutdown of U.S. government services and related market volatility, or by other factors, we may experience a material adverse impact on our future net investment income, the underlying value of our investments, our financial condition and the financial condition of our portfolio investments.
The preliminary financial data included in this January 2025 Financial Update has been prepared by, and is the responsibility of, OFS Credit’s management. KPMG LLP has not audited, reviewed, compiled, or applied agreed-upon procedures with respect to the preliminary financial data. Accordingly, KPMG LLP does not express an opinion or any other form of assurance with respect thereto.
Departure of Officer
On January 28, 2025, Jeffrey A. Cerny notified the board of directors (the “Board”) of the Company of his intention to resign as Chief Financial Officer and Treasurer. The resignation was not in any way related to a disagreement with the Company on any matter relating to the Company’s operations, policies, practices or otherwise.
Mr. Cerny will remain on the Board as a Class III Director.
Appointment of Officer
On January 28, 2025, the Board voted to appoint Kyle Spina as Chief Financial Officer and Treasurer of the Company, effective as of March 31, 2025, to fill the vacancy created by the resignation of Mr. Cerny.
Mr. Spina joined OFS Capital Management, LLC in April 2021 as Vice President and Controller of Fund Accounting and Reporting. Prior to joining OFS, he held multiple controllership roles, serving as Assistant Controller of Credit Funds for Thoma Bravo, LP and Controller and Accounting Manager for Fidus Investment Corporation (NASDAQ: FDUS) and affiliates. Mr. Spina has more than 15 years of experience in public and private accounting and has served as Chief Accounting Officer of OFS Credit since April 2023, a role in which he oversaw all accounting and financial reporting processes for the Company.
There is no other arrangement or understanding between Mr. Spina and any other person pursuant to which he was appointed Chief Financial Officer and Treasurer, nor is there any family relationship between Mr. Spina and any of the Company’s directors or other executive officers of the Company. There are no transactions since the beginning of the Company’s last fiscal year, or any currently proposed transaction, in which the Company is a participant, the amount involved exceeds $120,000, and in which Mr. Spina had, or will have, a direct or indirect material interest.